VIZACOM, INC.
                             Glenpointe Centre East
                           300 Frank W. Burr Boulevard
                            Teaneck, New Jersey 07666
                                 (201) 928-1001




                                                   September 18, 2000



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Form S-8 Registration Statements
               Registration Nos.333-13059 and 333-19169
               Application to Withdraw Registration Statements
               -----------------------------------------------

Dear Sir or Madam:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Vizacom Inc. (the "Company") hereby requests the withdrawal of (1) the Company's Registration Statement on Form S-8 (Registration No.:333-13059) (the "First Registration Statement") filed with the Commission on September 30, 1996 and (2) the Company's Registration Statement on Form S-8 (Registration No.:333-19169) (the "Second Registration Statement") filed with the Commission on January 2, 1997.

     The First Registration Statement registered 1,000,000 shares of the common stock, par value $.001 per share (the "Common Stock"), of the Company issuable under the Company's Long Term Incentive Plan (the "Plan"). Subsequent to the filing of the First Registration Statement, the Company increased the number of shares of Common Stock issuable under the Plan. In connection with such increase in the number of shares of Common Stock issuable under the Plan, the Company filed the Second Registration Statement registering all of the shares of Common Stock issuable under the Plan, including the shares previously registered under the First Registration Statement.

     The Second Registration Statement registered 3,000,000 shares of Common Stock issuable under the Plan. Subsequent to the filing of the Second Registration Statement, the Company again increased the number of shares of Common Stock issuable under the Plan. In connection with such increase in the number of shares of Common Stock issuable under the Plan, the Company filed a new Registration Statement on Form S-8 (Registration No.:333-82959) (the "New Registration Statement") on July 15, 1999, registering all of the shares of Common Stock issuable under the Plan, including the shares previously registered under the First Registration Statement and under the Second Registration Statement. Thus, the First Registration Statement and the Second Registration Statement are duplicative. Prior to the filing of the New Registration Statement, the Company had issued a total of 51,666 shares of Common Stock under the Plan.

     Please acknowledge your consent to this request for withdrawal of the First Registration Statement and the Second Registration Statement by forwarding to the Company a copy of the order of withdrawal of the First Registration Statement and the Second Registration Statement.

     If you have any questions or comments, with respect to this withdrawal request, please contact either the Company's counsel, Neil M. Kaufman, Esq., of Kaufman & Moomjian, LLC, at 50 Charles Lindbergh Boulevard - Suite 206, Mitchel Field, New York 11553 (Telephone: 516- 222-5100), or the undersigned.

                                        Very truly yours,



                                        VIZACOM INC.

                                        By: /s/Alan W. Schoenbart
                                           ----------------------------------
                                           Alan W. Schoenbart
                                           Vice President - Finance and
                                           Chief Financial Officer